Exhibit 99.1

Volvo Aero First to Receive Supplier Gold Award From United Technologies

STOCKHOLM, Sweden--Regulatory News:

Volvo Aero is the first company in the world to receive the “Supplier Gold” award from United Technologies (UTC), one of the US’ 20 largest manufacturing companies. The distinction represents an important confirmation that Volvo Aero meets UTC’s demanding requirements with regard to quality, ability to deliver and long-term customer service.

UTC is a large international group whose holdings include a number of companies within the aerospace industry, such as Hamilton Sundstrand and Sikorsky Helicopters, as well as the engine manufacturer Pratt & Whitney, with which Volvo Aero has been cooperating for many years.

It is this cooperation that was acknowledged by UTC. On Thursday, the first-ever Supplier Gold award was presented in a ceremony at the Volvo Aero facility in Trollhättan.

“Volvo Aero is the first supplier to meet UTC’s demanding criteria defined by the UTC Supplier Gold Program,” explains Scott Singer, Director of Global Supply Management for UTC. “This award also reflects positively on the outstanding collaboration between Pratt & Whitney’s international procurement team and Volvo Aero.”

His colleague James Davenport, head of P&W’s International Parts Center, adds:

“Volvo Aero’s clear commitment toward customer satisfaction is imbedded in their culture. The company’s success is a tribute to the extensive continuous improvement plan they have implemented, as well as of the organization’s ability to understand our business and forecast accordingly.”

“This supplier is a pleasure to work with,” adds Rick White, Supply Manager, European Region. “We maintain open lines of communication, which in turn has helped us provide our customers with the service and products they expect.”

“We are very proud of this distinction,” comments Olof Persson, President of Volvo Aero. “It is premised on a very strong cooperation between Pratt & Whitney and ourselves, but also on our employees’ dedicated focus on the needs of customers and ability to always deliver the right high-quality components on time.”

FACTS:

• Volvo Aero cooperates with Pratt & Whitney on a number of engine programs, including the V2500, JT8, PW2000, PW4000, PW6000, F117 and FT8.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world’s leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world’s leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB), one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo Aero
Erling Vister, Senior Vice President, Supply Chain,
+46-70 5681 600
or
Nils-Olof Gustafsson, responsible for Volvo Aero’s Pratt
& Whitney business,
+46-70 5738 185